March 5, 2008
Mr. Stephen Krikorian
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, DC 20549
Via EDGAR and United Parcel Service.

RE:	MoneyGram International, Inc.
Form 10-K for the fiscal year ended December 31, 2006
Filed March 1, 2007
Form 10-Q for the quarterly period ended September 30, 2007
Filed November 7, 2007
File No. 001-31950
Dear Mr. Krikorian:
We appreciate the courtesy extended by the Staff of the Securities and Exchange Commission (the “Staff”) in holding a teleconference with MoneyGram International, Inc. (the “Company”) on March 5, 2008 and hope the discussions were useful to the Staff. This letter is to provide the additional information requested during that teleconference regarding reasons why a price returned from our third party pricing service may be different from a price determined through an internal valuation.
As explained in our letter to the Staff dated March 3, 2008, the Company utilized an internal valuation rather than the price received from the third party pricing service for 13 securities with a reported fair value of $85.2 million as of September 30, 2007. These 13 securities were priced at levels which were not consistent with the Company’s expectations given our understanding of the securities and market developments through September 30, 2007. Consequently, the Company performed a detailed review of these securities.
In performing the detailed review, the first step was to estimate the discount margin used by the third party pricing service. This discount margin was then compared to market observable data identified by the Company. These 13 securities are primarily non-standard home equity securities. As non-standard home equity securities historically did not trade, market observable data derived from comparable securities can vary widely in terms of discount margin, credit ratings, collateral vintages and other factors. Accordingly, the discount margin of these comparable securities needs to be adjusted for these factors. The Company used the market observable data it identified to estimate the appropriate discount margin to be applied to the securities.
The Company believes the differences between the internal valuation and the price received from the third party pricing service for these 13 securities were due primarily to the following:
•	Type of collateral: Use by the third party pricing service of market observable data relating to securities collateralized by adjustable rate mortgages when the Company’s security is collateralized primarily by fixed rate mortgages. As of September 30, 2007, fixed rate mortgages had a lower risk premium in the market as there is no reset feature to the mortgage and they had lower actual default levels.

•	Performance of collateral: Use by the third party pricing service of market observable data relating to securities collateralized by non-performing sub-prime mortgages when the collateral to the Company’s security is performing and has had significant pay-downs.

•	Different collateral vintages: Use by the third party pricing service of newer vintage market observable data when the Company’s security is an older, seasoned vintage.

•	Differences in credit ratings: Use by the third party pricing service of market observable data for a lower rated security when the Company’s security had a higher rating and was not on watch by the rating agencies.
Accordingly, the differences between the Company’s internal valuations and the price received from the third party pricing service result from the use of different market observable data and adjustments required to apply the market observable data to the specifics of the security.
We trust that this letter is fully responsive to your comments. Please do not hesitate to contact me by telephone at (952) 591-3820 or Jean Benson, Senior Vice President and Controller, at (952) 591-3250 with any further questions.

Sincerely,
By:	/s/ DAVID J. PARRIN
David J. Parrin
Executive Vice President and Chief Financial Officer

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